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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                            ESCAgenetics Corporation
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                    296053101
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                                 (CUSIP Number)

                                Kevin R. Keating
   383 Inverness Parkway, Suite 100, Englewood, Colorado 80112, (720) 889-0133
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  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  April 4, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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CUSIP No. 296053101                                                                                        Page 1 of 4 Pages
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
1         Names of Reporting Persons
          IRS Identification Nos. of Above Persons
          KEVIN R. KEATING
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2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      Not Applicable

          (b)      Not Applicable

          Not Applicable

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3        SEC Use Only

4        Source of Funds  PF

5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable


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6        Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power     98,963,000

8        Shared Voting Power     Not Applicable

9        Sole Dispositive Power     98,963,000

10       Shared Dispositive Power     Not Applicable
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11       Aggregate Amount Beneficially Owned by Each Reporting Person     98,963,000
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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         Not Applicable
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13       Percent of Class Represented by Amount in Row (9)     93.1%

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14       Type of Reporting Person (See Instructions)     IN
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


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ITEM 1.           SECURITY AND ISSUER.

This statement relates to the Common Stock of ESCAgenetics Corporation, a Delaware corporation. The principal executive offices of ESCAgenetics Corporation are located at 383 Inverness Parkway, Suite 100, Englewood, Colorado 80112.

ITEM 2.           IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

a.        Name:   Kevin R. Keating

b.        Address: 383 Inverness Parkway, Suite 100 Englewood, Colorado 80112.

c. Present Occupation: President of ESCAgenetics Corporation, 383 Inverness Parkway, Suite 100, Englewood, Colorado 80112. Registered Investment Executive, Brookstreet Securities 645 Beachland Boulevard, Vero Beach, Florida 32963.

d.       Mr.  Keating has not,  during the last five years,  been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

e. Mr. Keating was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.       Citizenship. United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Keating acquired 66,060,000 shares of Common Stock from Genesee Holdings, Inc. on April 4, 2003. Mr. Keating paid $100,128.33 for the Common Stock. Mr. Keating also purchased from Genesee Holdings, Inc. a Convertible Promissory Note issued by ESCAgenetics Corporation having an outstanding balance of $253,100. The purchase price for the Convertible Promissory Note was $49,871.67. Pursuant to the terms of the Convertible Promissory Note, the principal and interest outstanding is convertible into the Common Stock of ESCAgenetics Corporation at the rate of 130 shares of Common Stock for each $1 owed under the Convertible Promissory Note. Upon the closing of the acquisition, Mr. Keating became entitled to convert the Convertible Promissory Note and receive 32,903,000 shares of Common Stock. The purchase price for the Common Stock and the Convertible Promissory Note was paid with Mr. Keating's personal funds.



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ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Keating acquired the Common Stock for the purpose of acquiring control of ESCAgenetics Corporation. As of the filing date, Mr. Keating has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D. However, Mr. Keating intends to hold ESCAgenetics Corporation available for an extraordinary corporate transaction, such as a merger or sale. Subject to and depending upon prevailing market prices, Mr. Keating may purchase shares of Common Stock from time to time in the open market or in privately negotiated transactions with third parties. In addition, depending upon prevailing conditions, Mr. Keating may decide to dispose of in the open market or in privately negotiated transactions with third parties, or otherwise, shares of Common Stock owned by him. In conjunction with the purchase of the Common Stock and Convertible Promissory Note, the Board of Directors elected Mr. Keating to serve as the President and one of his associates to serve as the Treasurer and Secretary of ESCAgenetics Corporation. Subsequently, the sole director of ESCAgenetics Corporation elected Mr. Keating to the Board of Directors, subject to and in compliance with section 14f of the Securities Exchange Act of 1934 and rule 14f-1 thereunder.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Mr. Keating is considered the beneficial owner of a total of 98,963,000 shares of ESCAgenetics Corporation Common Stock, representing approximately 93.1% of all issued and outstanding shares. Mr. Keating has sole voting power and sole power to dispose of the Common Stock. Mr. Keating has not engaged in any transactions involving ESCAgenetics Corporation Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Keating.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 23, 2003


                                           /s/ Kevin R. Keating
                                           -----------------------------------
                                            Kevin R. Keating


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